Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (212) 475-0734

Kevin Burke
Chairman, President and Chief Executive Officer
Consolidated Edison, Inc.
4 Irving Place
New York, NY 10003

> **Re: Consolidated Edison, Inc.**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 1-14514**

Dear Mr. Burke:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Standing Committees of the Board, page 10

The Corporate Governance and Nominating Committee, page 11

1. You state that you have retained a third-party search firm to identify director candidates. Please provide the disclosure required by Item 407(c)(2)(viii) of Regulation S-K.

2. Please disclose whether there are any differences in the manner in which the corporate governance and nominating committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. See Item 407(c)(2)(vi) of Regulation S-K.

The Management Development and Compensation Committee, page 12

3. Provide a materially complete description of the nature and scope of the compensation consultant's assignment and the material elements of the instructions or directions given to the compensation consultant with respect to the performance of its duties. Also disclose whether the compensation consultant determines or recommends the amount or form of executive and director compensation. See Item 407(e)(3)(iii) of Regulation S-K.

4. You state that the compensation committee may solicit compensation recommendations from the chief executive officer. Please expand this disclosure to discuss fully the role of the chief executive officer in determining or recommending the amount or form of executive or director compensation. See Item 407(e)(3)(ii) of Regulation S-K.

Compensation Discussion and Analysis Report, page 16

5. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual named executive officers. Mr. Burke's salary, non-equity incentive compensation and equity-based awards were significantly higher than amounts awarded to the other continuing named executive officers. Please supplement the disclosure to explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

6. Throughout this section, you indicate that you consider a named executive officer's individual performance in setting compensation. Please discuss how you structure and implement specific forms of compensation to reflect the named executive officer's individual performance or contribution and describe the elements of individual performance or contribution that you have taken into

consideration. See Item 402(b)(2)(vii) of Regulation S-K. Please include a discussion and analysis of the factors the compensation committee considered in establishing personal objectives for Mr. Burke. See Item 402(b)(2)(vii) of Regulation S-K.

7. Please avoid reliance on defined terms when referring to your short- and long-term compensation plans, deferred compensation plans and retirement plans. Please consider the principles set forth in Rule 13a-20 under the Securities Exchange Act of 1934 when drafting your executive compensation disclosure so it is easier for an investor to understand the disclosure you have provided.

Annual Incentive Plans, page 18

8. You have not provided quantitative or qualitative disclosure of the financial and operating objectives for the annual incentive plans for 2006 or 2007 and the performance goals for the restricted stock units for the 2006-2008 performance period. Please disclose the specific items of company performance and how your incentive awards are specifically structured around the performance goals. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b).

9. If you believe that disclosure of these performance goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. If you determined incentive amounts based upon a historical review of the predictability of your performance objectives, please addresses the relationship between historical and future achievement.

10. Please provide additional analysis about how you determine the amount of compensation you will pay under the annual incentive plans and the long-term incentive plan. See Item 402(b)(1)(v) of Regulation S-K. Please provide a more focused discussion that not only sets forth the amount of compensation awarded under these plans but also provides substantive analysis and insight into how the compensation committee determined the specific payout amounts. Please provide a materially complete analysis of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under the

plans. In addition, please specify the percentage of each named executive officer's base salary that may be awarded as compensation under the annual incentive plans and the long-term incentive plan.

11. Your discussion regarding the incentive pool targets is unclear. Please consider presenting this disclosure in a tabular format that clearly identifies the manner in which awards are determined.

Long-Term Incentive Compensation, page 20

12. Please discuss how you allocate long-term compensation among the different types of awards you may grant. See Item 402(b)(2)(iii) of Regulation S-K.

Stock Purchase Plan, page 23

13. You disclose that management retained a benefits compensation consultant in 2005 to review the competitiveness of the benefits provided under the retirement plan and savings plan. Please identify the compensation consultant and discuss any action taken by management to change these plans as a result of the compensation consultant's findings.

Severance and Change of Control Benefits, page 24

14. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments.

Summary Compensation Table, page 26

15. According to disclosure on page 19, the bonus awarded to Mr. Bram under the annual incentive plan is subject to satisfying financial and operating objectives. The disclosure on page 28 indicates that the compensation committee did not assign specific weights to the financial and strategic objectives applied to Mr. Bram, yet it appears that there were performance targets that he was required to satisfy to be awarded amounts under the annual incentive plan. It appears that the award would have been properly categorized as non-equity incentive plan compensation. Please refer to the definitions of "plan" and "non-equity incentive plan" contained in paragraphs (a)(6)(ii) and (iii) of the Item 402 of Regulation S-K. For additional guidance, refer to Question 4.02 of the February 12, 2007 update.

Grants of Plan-Based Awards, page 28

16. You have disclosed that awards will not be earned if your performance does not meet certain thresholds; however, you have not disclosed the level of awards that will be earned if you perform at varying levels above the 25th percentile. Please disclose how you calculate the amount of restricted stock units that will be earned based on varying levels of company performance.

Grants of Plan-Based Awards Table, page 30

17. It appears that you should have included a separate, adjoining column to the exercise or base price of options awards column that sets forth the price on January 19, 2006. See Item 402(d)(2)(vii) of Regulation S-K. Based on the disclosure on page 20, the exercise price would be the closing price on the trading day immediately preceding the grant date, a price that was less than the market price on January 19, 2006; therefore, please include a separate column setting forth the January 19, 2006 trading price.

Nonqualified Deferred Compensation, page 36

18. On page 36, you state that earnings on amounts contributed under the DIP reflect investment in accordance with participating employees' investment decisions. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting corresponding disclosure.

Nonqualified Deferred Compensation Table, page 37

19. Please include a footnote to the table quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the summary compensation table and amounts in the aggregate balance at last fiscal year end were reported as compensation in the summary compensation table for previous years. See the Instruction to Item 402(i)(2) of Regulation S-K. You include disclosure in footnote (1) but the footnote does not make clear where amounts set forth in the column had been reported.

Director Compensation Table, page 39

20. Please include a reference to the assumptions in your financial statements, footnotes to financial statements or management's discussion and analysis related to the stock awards. See the Instruction to Item 402(k) of Regulation S-K.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel